UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 12, 2021

HighPoint Resources Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-38435	82-3620361
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

555 17th Street, Suite 3700

Denver, Colorado 80202

(Address of principal executive offices, including zip code)

(303) 293-9100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.001 par value	HPR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On March 12, 2021, HighPoint Resources Corporation (“HighPoint” or the “Company”) held a virtual special meeting of the Company’s stockholders (the “HighPoint Special Meeting”). At the HighPoint Special Meeting, the Company’s stockholders voted on and approved proposals (i) to approve and adopt the Agreement and Plan of Merger, dated as of November 9, 2020, among Bonanza Creek Energy, Inc. (“Bonanza Creek”), Boron Merger Sub, Inc.(“Merger Sub”) and the Company, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 29, 2021 (as amended, the “Merger Agreement” and such proposal, the “HighPoint out-of-court proposal”), which provides for Bonanza Creek’s acquisition of HighPoint through the merger of Merger Sub with and into HighPoint (the “Merger”), with HighPoint continuing its existence as the surviving company and a wholly owned subsidiary of Bonanza Creek following the Merger; and (ii) to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to the Company’s named executive officers that is based on or otherwise relates to the Merger (the “HighPoint compensation proposal”). In addition, Highpoint stockholders were asked to vote to accept a prepackaged plan to enable the Company to consummate the merger with Bonanza Creek through the filing of chapter 11 cases (the “Prepackaged Plan”) and confirmation of the Prepackaged Plan if the HighPoint out-of-court proposal was not approved or the minimum participation condition of the previously announced Exchange Offer (as defined below) was not satisfied (the “HighPoint bankruptcy proposal” and, together with the Highpoint out-of-court proposal and the HighPoint compensation proposal, the “Proposals”). Prior to the HighPoint Special Meeting, the Company delivered a definitive joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) to its stockholders describing the HighPoint Special Meeting, the Proposals, the Prepackaged Plan, the Merger and the related transactions contemplated by the Merger Agreement and related information. The Joint Proxy Statement/Prospectus was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 10, 2021.

At the HighPoint Special Meeting, (i) the HighPoint out-of-court proposal was approved by the affirmative vote of the holders of a majority of the outstanding shares of the Company common stock entitled to vote on the proposal, (ii) the HighPoint compensation proposal was approved, on a non-binding advisory basis, by the affirmative vote of a majority of votes cast at the special meeting and (iii) the HighPoint bankruptcy proposal was approved by the affirmative vote of two-thirds of the amount of shares of HighPoint common stock that were voted.

As disclosed in the Joint Proxy Statement/Prospectus, as of the close of business on February 1, 2021, the record date for the HighPoint Special Meeting, there were 4,305,075 shares of the Company common stock outstanding and entitled to vote. 2,358,741 shares of Company common stock were represented in person or by proxy at the HighPoint Special Meeting, which constituted a quorum to conduct business at the meeting. The following are the final voting results on the Proposals, which are more fully described in the Joint Proxy Statement/Prospectus.

The number of shares voted for or against, as well as abstentions and broker non-votes, if applicable, with respect to the HighPoint out-of-court proposal presented at the HighPoint Special Meeting was:

Votes For	Votes Against	Abstentions	Broker Non-Votes
2,340,529	14,065	5,017	—

The number of shares voted for or against, as well as abstentions and broker non-votes, if applicable, with respect to the HighPoint compensation proposal presented at the HighPoint Special Meeting was:

Votes For	Votes Against	Abstentions	Broker Non-Votes
2,200,759	114,658	44,194	—

The number of shares voted to accept or reject the HighPoint bankruptcy proposal was:

Accept	Reject
2,313,993	19,279

Item 8.01.	Other Events.

On March 12, 2021, HighPoint and Bonanza Creek issued a joint press release announcing the results of Bonanza Creek’s exchange offer for outstanding unsecured senior notes of HighPoint Operating Corporation (the “HighPoint Senior Notes,” in the “Exchange Offer”) and HighPoint’s concurrent consent solicitation (the “Consent Solicitation” and collectively with the Merger and the Exchange Offer, the “Transaction”) with respect to the HighPoint Senior Notes, as well as the preliminary results of HighPoint’s solicitation of votes to accept or reject the Prepackaged Plan from holders of HighPoint Senior Notes. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

In addition, on March 12, 2021, HighPoint and Bonanza Creek issued a joint press release announcing the results of the HighPoint Special Meeting and the special meeting of Bonanza Creek’s stockholders held on March 12, 2021 and HighPoint’s solicitation of votes on the Prepackaged Plan from its stockholders. A copy of the press release is furnished as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

The information in this Item 8.01 (including the exhibits) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act or the Exchange Act.

No Offer or Solicitation

This communication relates to the Merger between HighPoint and Bonanza Creek, which includes the commencement by HighPoint and Bonanza Creek of the Exchange Offer and Consent Solicitation and the simultaneous solicitation of the Prepackaged Plan. Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger, the Exchange Offer and Consent Solicitation or other aspect of the Transaction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Additional Information

In connection with the Transaction, HighPoint and Bonanza Creek have filed materials with the SEC, including (1) the Joint Proxy Statement/Prospectus, (2) a prospectus and consent solicitation statement with respect to the Exchange Offer and Consent Solicitation (the “Exchange Prospectus”), of which the Prepackaged Plan forms a part, (3) a Registration Statement on Form S-4, Registration No. 333-251401, with respect to the Merger (the “Merger Registration Statement”), of which the Joint Proxy Statement/ Prospectus forms a part, and (4) a Registration Statement on Form S-4, Registration No. 333-251402, with respect to the Exchange Offer and Consent Solicitation (together with the Merger Registration Statement, the “Registration Statements”), of which the Exchange Prospectus forms a part. The Registration Statements were declared effective by the SEC on February 9, 2021. On February 10, 2021, Bonanza Creek filed the Joint Proxy Statement/Prospectus and the Exchange Prospectus and began mailing the Joint Proxy Statement/Prospectus to Bonanza Creek’s stockholders and sending the definitive form of the Exchange Prospectus to the holders of the HighPoint Senior Notes. On February 10, 2021, HighPoint also filed a definitive proxy statement and began mailing the definitive proxy statement to the Company’s stockholders. This document is not a substitute for the Joint Proxy Statement/Prospectus, Exchange Prospectus or Registration Statements or for any other document that HighPoint or Bonanza Creek has filed or may file with the SEC and send to HighPoint’s shareholders or debt holders or Bonanza Creek’s shareholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF HIGHPOINT AND BONANZA CREEK ARE

URGED TO CAREFULLY AND THOROUGHLY READ THE EXCHANGE PROSPECTUS, JOINT PROXY STATEMENT/PROSPECTUS, AND REGISTRATION STATEMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY HIGHPOINT AND BONANZA CREEK WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HIGHPOINT, BONANZA CREEK, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statements, Joint Proxy Statement/Prospectus and Exchange Prospectus, as each may be amended from time to time, and other relevant documents filed by HighPoint and Bonanza Creek with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by HighPoint will be available free of charge from HighPoint’s website at www.hpres.com under the “Investors” tab or by contacting HighPoint’s Investor Relations Department at (303) 312-8514 or lbusnardo@hpres.com. Copies of documents filed with the SEC by Bonanza Creek will be available free of charge from Bonanza Creek’s website at www.bonanzacrk.com under the “For Investors” tab or by contacting Bonanza Creek’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding HighPoint’s or Bonanza Creek’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the diversion of management time on Transaction-related issues; the ultimate timing, outcome and results of integrating the operations of HighPoint and Bonanza Creek; the effects of the business combination of HighPoint and Bonanza Creek, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Transaction; the effects of commodity prices; the risks of oil and gas activities; the risks and unpredictability inherent in the bankruptcy process; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially can be found in (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the SEC and available from the Company’s website at www.hpres.com under the “Investors” tab and (ii) in other documents the Company files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither HighPoint nor Bonanza Creek assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description of Exhibits

99.1	Joint Press Release dated as of March 12, 2021.

99.2	Joint Press Release dated as of March 12, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 12, 2021	HIGHPOINT RESOURCES CORPORATION

	By:	/s/ Kenneth A. Wonstolen
Kenneth A. Wonstolen
Senior Vice President - General Counsel and Secretary

Exhibit 99.1

Bonanza Creek Energy, Inc. and HighPoint Resources Announce Final Results of Exchange Offer and Consent Solicitations

DENVER, March 12, 2021—(GLOBE NEWSWIRE)- Bonanza Creek Energy, Inc. (NYSE: BCEI) (the “Company” or “Bonanza Creek”) and HighPoint Resources Corporation (“HighPoint”) (NYSE: HPR) today announced the expiration and results of Bonanza Creek’s previously announced offer to exchange (the “Exchange Offer”) shares of its common stock and newly issued 7.5% Senior Notes due 2026 (the “Bonanza Creek Senior Notes”) for any and all of the 7.0% Senior Notes due October 15, 2022 (the “2022 Notes”) of HighPoint Operating Corporation (“HighPoint OpCo”) and the 8.75% Senior Notes due June 15, 2025 of HighPoint OpCo (the “2025 Notes” and, together with the 2022 Notes, the “HighPoint Senior Notes”) as of 5:00 p.m. New York City time on March 11, 2021 (the “Expiration Deadline”). The Exchange Offers were commenced in connection with Bonanza Creek’s proposed acquisition of HighPoint. HighPoint OpCo is a wholly-owned subsidiary of HighPoint.

In connection with the Exchange Offer, HighPoint solicited, on behalf of HighPoint OpCo, consents (the “Consent Solicitation”) to certain proposed amendments to the indentures governing the HighPoint Senior Notes from all holders of HighPoint Senior Notes. Concurrently with the Exchange Offer and Consent Solicitation, HighPoint also solicited votes from the holders of HighPoint Senior Notes to accept or reject a prepackaged plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the “Prepackaged Plan” and such solicitation, the “Plan Solicitation”).

The Exchange Offer and Consent Solicitation were conditioned on a minimum participation of not less than 97.5% of the aggregate outstanding principal amount of each series of HighPoint Senior Notes being validly tendered in accordance with the terms of the Exchange Offers prior to the Expiration Deadline (the “Minimum Participation Condition”). Approval of the Prepackaged Plan by the holders of HighPoint Senior Notes requires the affirmative vote of a majority of holders of HighPoint Senior Notes that vote on the Prepackaged Plan and at least two-thirds of the aggregate principal amount of HighPoint Senior Notes that vote on the Prepackaged Plan. Based upon preliminary voting results, the requisite number and amount of HighPoint Senior Notes have accepted the Prepackaged Plan.

The complete results of the Exchange Offer and Consent Solicitation are listed in the table below:

Title of Series of HighPoint Senior Notes/CUSIP/ISIN Numbers	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Tendered	Percent of Total Tendered	Minimum Participation Condition
7.0% Senior Notes due 2022 06846NAD6/ US06846NAD66*	$350,000,000	$312,177,000	89.19%	97.5%
8.75% Senior Notes due 2025 06846NAF1 / US06846NAF15*	$275,000,000	$271,267,000	98.64%	97.5%
HighPoint Senior Notes	$625,000,000	$583,444,000	93.35%	—

*

These CUSIP numbers and ISINs are included solely for the convenience of the holders. Neither HighPoint nor the paying agent shall be responsible for the selection or use of any CUSIP number or ISIN, nor is any representation made as to its correctness or accuracy printed on any note or as referred to in any notice.

1

Since the Minimum Participation Condition was not satisfied, Bonanza Creek will not accept any HighPoint Senior Notes tendered for exchange and all HighPoint Senior Notes tendered pursuant to the Exchange Offer will be promptly returned to their holders. Furthermore, the Change of Control Amendment Consent Fee will not be paid and the proposed amendments to the indentures governing the HighPoint Senior Notes will not become operative. If the Bonanza Creek stockholders approve the merger, HighPoint may file voluntary petitions under Chapter 11 with the United States Bankruptcy Court for the District of Delaware (the “Court”) because the necessary votes to accept the Prepackaged Plan have been obtained. The consummation of the Prepackaged Plan will be subject to confirmation by the Court in addition to other conditions set forth in the Prepackaged Plan, a transaction support agreement and related transaction documents.

About the Companies

Bonanza Creek Energy, Inc. is an independent oil and natural gas company engaged in the acquisition, exploration, development, and production of oil and associated liquids-rich natural gas in the Rocky Mountain region of the United States. The Company’s assets and operations are concentrated in rural, unincorporated Weld County, Colorado, within the Wattenberg Field, focused on the Niobrara and Codell formations. The Company’s common shares are listed for trading on the NYSE under the symbol: “BCEI.”

HighPoint Resources Corporation (NYSE: HPR) is a Denver, Colorado based company focused on the development of oil and natural gas assets located in the Denver-Julesburg Basin of Colorado. Additional information about HighPoint may be found on its website at www.hpres.com.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Merger”) between Bonanza Creek and HighPoint, which includes the commencement by Bonanza Creek and HighPoint of the Exchange Offers and Consent Solicitations and the simultaneous Plan Solicitation (collectively, the “Transaction”). Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger, the Exchange Offers and Consent Solicitations or other aspect of the Transaction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Additional Information

In connection with the Transaction, Bonanza Creek and HighPoint have filed materials with the SEC, including (1) a definitive joint proxy statement/prospectus (“Joint Proxy Statement/Prospectus”), (2) the Prospectus, of which the Prepackaged Plan forms a part, (3) a Registration Statement on Form S-4, Registration No. 333-251401, with respect to the Merger (the “Merger Registration Statement”), of which the Joint Proxy Statement/ Prospectus forms a part, and (4) a Registration Statement on Form S-4, Registration No. 333-251402, with respect to the Exchange Offers and Consent Solicitations (together with the Merger Registration Statement, the “Registration Statements”), of which the Prospectus forms a part. The Registration Statements were declared effective by the SEC on February 9, 2021. On February 10, 2021, Bonanza Creek filed the Joint Proxy Statement/Prospectus and the Prospectus and began mailing the Joint Proxy Statement/Prospectus to the Company’s stockholders and sending the definitive form of the Prospectus to the holders of HighPoint Senior Notes. On February 10, 2021, HighPoint also filed a definitive proxy statement and began mailing the definitive proxy statement to its stockholders. These documents are not a substitute for the Joint Proxy Statement/Prospectus, Prospectus or Registration Statements or for any other document that Bonanza Creek or HighPoint has filed or may file with the SEC and send to Bonanza Creek’s shareholders or HighPoint’s shareholders or debt holders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF BONANZA CREEK AND HIGHPOINT ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROSPECTUS, JOINT PROXY STATEMENT/PROSPECTUS, AND REGISTRATION STATEMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BONANZA CREEK AND HIGHPOINT

WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BONANZA CREEK, HIGHPOINT, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statements, Joint Proxy Statement/Prospectus and Prospectus, as each may be amended from time to time, and other relevant documents filed by Bonanza Creek and HighPoint with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Bonanza Creek will be available free of charge from Bonanza Creek’s website at www.bonanzacrk.com under the “For Investors” tab or by contacting Bonanza Creek’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by HighPoint will be available free of charge from HighPoint’s website at www.hpres.com under the “Investors” tab or by contacting HighPoint’s Investor Relations Department at (303) 312-8514 or lbusnardo@hpres.com.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Bonanza Creek’s or HighPoint’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Bonanza Creek may not approve the issuance of new shares of Bonanza Creek common stock in the Transaction or that shareholders of HighPoint may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Bonanza Creek and HighPoint; the effects of the business combination of Bonanza Creek and HighPoint, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; the risks and unpredictability inherent in the bankruptcy process; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Bonanza Creek nor HighPoint assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

For further information contact:

Scott Landreth

Senior Director, Finance & Investor Relations and Treasurer

720-225-6679

slandreth@bonanzacrk.com

Exhibit 99.2

Bonanza Creek Energy, Inc. and HighPoint Resources Announce Results of Special Stockholder Meetings

DENVER, March 12, 2021—(GLOBE NEWSWIRE)- Bonanza Creek Energy, Inc. (NYSE: BCEI) (the “Company” or “Bonanza Creek”) and HighPoint Resources Corporation (“HighPoint”) (NYSE: HPR) today announced the voting results of the Bonanza Creek and HighPoint special stockholder meetings in connection with the transactions pursuant to the Agreement and Plan of Merger, dated as of November 9, 2020, (the “Merger Agreement”) by and among Bonanza Creek, HighPoint and Boron Merger Sub, Inc. (the “Transaction”).

At the special meeting of Bonanza Creek stockholders held today, 99.8% of the shares of Bonanza Creek common stock voting at the special meeting (approximately 86.8% of the total outstanding shares) were cast in favor of the issuance of Bonanza Creek common stock in connection with the Transaction.

In response to HighPoint’s solicitation of votes from its stockholders to accept or reject a prepackaged plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the “Prepackaged Plan”), over 99% of the HighPoint stock that was voted on the Prepackaged Plan voted to accept the Prepackaged Plan. In addition, in response to HighPoint’s solicitation of votes from holders of HighPoint Operating Corporation’s senior notes (“HighPoint Senior Notes”) to accept or reject the Prepackaged Plan, over 99% in aggregate principal amount of the HighPoint Senior Notes and over 90% of the holders of the HighPoint Senior Notes that voted on the Prepackaged Plan voted to accept the Prepackaged Plan. At the special meeting of HighPoint stockholders held today, (i) 99.2% of the shares of HighPoint common stock voting at the special meeting (approximately 54.4% of the total outstanding shares) were cast in favor of the Transaction (the “HighPoint out-of-court proposal”), and (ii) 93.3% of the shares of HighPoint common stock voting at the special meeting were cast in favor of the compensation that may be paid to HighPoint’s named executive officers in connection therewith (the “HighPoint compensation proposal”).

As previously announced, the conditions to Bonanza Creek’s exchange offer (the “Exchange Offer”) for the HighPoint Senior Notes were not satisfied at the expiration time, but sufficient votes were received from holders of HighPoint Senior Notes to accept the Prepackaged Plan. The HighPoint stockholders have also voted to accept the Prepackaged Plan. Since the Bonanza Creek stockholders have voted in favor of the issuance of Bonanza Creek common stock in connection with the Transaction, HighPoint may file voluntary petitions under Chapter 11 with the United States Bankruptcy Court for the District of Delaware (the “Court”) to effectuate the Prepackaged Plan and consummate the Transaction. The consummation of the Prepackaged Plan will be subject to confirmation by the Court in addition to other conditions set forth in the Prepackaged Plan, a transaction support agreement and related transaction documents.

About the Companies

Bonanza Creek Energy, Inc. is an independent oil and natural gas company engaged in the acquisition, exploration, development, and production of oil and associated liquids-rich natural gas in the Rocky Mountain region of the United States. The Company’s assets and operations are concentrated in rural, unincorporated Weld County, Colorado, within the Wattenberg Field, focused on the Niobrara and Codell formations. The Company’s common shares are listed for trading on the NYSE under the symbol: “BCEI.”

HighPoint Resources Corporation (NYSE: HPR) is a Denver, Colorado based company focused on the development of oil and natural gas assets located in the Denver-Julesburg Basin of Colorado. Additional information about HighPoint may be found on its website at www.hpres.com.

1

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Merger”) between Bonanza Creek and HighPoint, which includes the commencement by Bonanza Creek and HighPoint of the Exchange Offer and related consent solicitation (the “Consent Solicitation”) and the simultaneous solicitation of the Prepackaged Plan. Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger, the Exchange Offer and Consent Solicitation or other aspect of the Transaction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Additional Information

In connection with the Transaction, Bonanza Creek and HighPoint have filed materials with the SEC, including (1) a definitive joint proxy statement/prospectus (“Joint Proxy Statement/Prospectus”), (2) a prospectus and consent solicitation statement with respect to the Exchange Offer and Consent Solicitation (the “Exchange Prospectus”), of which the Prepackaged Plan forms a part, (3) a Registration Statement on Form S-4, Registration No. 333-251401, with respect to the proposed business combination between Bonanza Creek and HighPoint (the “Merger Registration Statement”), of which the Joint Proxy Statement/ Prospectus forms a part, and (4) a Registration Statement on Form S-4, Registration No. 333-251402, with respect to the Exchange Offer and Consent Solicitation (together with the Merger Registration Statement, the “Registration Statements”), of which the Exchange Prospectus forms a part. The Registration Statements were declared effective by the SEC on February 9, 2021. On February 10, 2021, Bonanza Creek filed the Joint Proxy Statement/Prospectus and the Exchange Prospectus and began mailing the Joint Proxy Statement/Prospectus to the Company’s stockholders and sending the definitive form of the Exchange Prospectus to the holders of HighPoint Senior Notes. On February 10, 2021, HighPoint also filed a definitive proxy statement and began mailing the definitive proxy statement to its stockholders. This document is not a substitute for the Joint Proxy Statement/Prospectus, Exchange Prospectus or Registration Statements or for any other document that Bonanza Creek or HighPoint has filed or may file with the SEC and send to Bonanza Creek’s shareholders or HighPoint’s shareholders or debt holders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF BONANZA CREEK AND HIGHPOINT ARE URGED TO CAREFULLY AND THOROUGHLY READ THE EXCHANGE PROSPECTUS, JOINT PROXY STATEMENT/PROSPECTUS, AND REGISTRATION STATEMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BONANZA CREEK AND HIGHPOINT WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BONANZA CREEK, HIGHPOINT, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statements, Joint Proxy Statement/Prospectus and Exchange Prospectus, as each may be amended from time to time, and other relevant documents filed by Bonanza Creek and HighPoint with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Bonanza Creek will be available free of charge from Bonanza Creek’s website at www.bonanzacrk.com under the “For Investors” tab or by contacting Bonanza Creek’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by HighPoint will be available free of charge from HighPoint’s website at www.hpres.com under the “Investors” tab or by contacting HighPoint’s Investor Relations Department at (303) 312-8514 or lbusnardo@hpres.com.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Bonanza Creek’s or HighPoint’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking”

statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the diversion of management time on Transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Bonanza Creek and HighPoint; the effects of the business combination of Bonanza Creek and HighPoint, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Transaction; the effects of commodity prices; the risks of oil and gas activities; the risks and unpredictability inherent in the bankruptcy process; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially can be found in (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the SEC and available from the Company’s website at www.bonanzacrk.com under the “For Investors” tab, (ii) in other documents the Company files with the SEC and (iii) HighPoint’s Annual Report on Form 10-K for the year ended December 31, 2020 attached to the Company’s report on Form 8-K filed on March 1, 2021.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Bonanza Creek nor HighPoint assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

For further information contact:

Scott Landreth

Senior Director, Finance & Investor Relations and Treasurer

720-225-6679

slandreth@bonanzacrk.com